Exhibit 4

September 26, 2013

Board of Directors

Frederick’s of Hollywood Group Inc.

6255 Sunset Boulevard, 6th Floor

Hollywood, California

Attn:	Tom Lynch, Chairman of the Board and Chief Executive Officer

Dear Tom,

HGI Funding LLC, a Delaware limited liability company (“HGI Funding”), TTG Apparel, LLC, a Delaware limited liability company (“TTG”), Tokarz Investments, LLC, a Delaware limited liability company (“TKZ”), Fursa Alternative Strategies LLC, a Delaware limited liability company (“Fursa”), and Arsenal Group LLC, a Delaware limited liability company (“Arsenal” and, together with HGI Funding, TTG, TKZ and Fursa, the “Consortium Members”) are pleased to provide you with the following non-binding proposal for a transaction with Frederick’s of Hollywood Group Inc. (“FOH” or the “Company”) that would take the Company private.

Under our proposal, a newly-formed acquisition vehicle (“NewCo”) would form a wholly-owned subsidiary (“Merger Sub”) for the sole purpose of merging Merger Sub with and into the Company in a negotiated merger transaction, pursuant to which the Company would become the surviving corporation and a wholly-owned subsidiary of NewCo (the “Merger”). In the Merger, all holders of publicly-traded common shares of the Company (excluding shares owned by the Consortium Members) would receive cash consideration of $0.23 per share. This represents a 26% premium to the trailing ten day average closing price of common shares of FOH. The Consortium Members are currently interested only in pursuing the Merger and are not interested in selling their shares in any other transaction involving the Company. We believe that this proposal presents a fair and attractive offer to such shareholders.

In lieu of cash merger consideration, the Consortium Members would receive equity in NewCo in exchange for the securities they currently hold in the Company (the “Rollover Shares”) pursuant to a rollover transaction in connection with the Merger (with the Rollover Shares being cancelled at the effective time of the Merger). Our proposal also contemplates that, concurrent with the signing of a definitive merger agreement, the Consortium Members would enter into a voting agreement to vote in favor of the transaction, and a rollover agreement with respect to the contribution of the Rollover Shares to NewCo.

In addition, HGI Funding and its affiliates are prepared to work expeditiously with the Company’s existing lenders to cause the Company’s current credit facility to be increased by up to $11 million (the “Upsize Amount”). Promptly following such increase, it is expected that $5 million of the Upsize Amount (the “Bridge Portion”) will

Mr. Tom Lynch

September 26, 2013

be funded to provide short term working capital and balance sheet liquidity to the Company. The Bridge Portion will have an initial maturity date of 6 months following the funding thereof. At the effective time of the Merger, the remainder of the Upsize Amount will be funded and used to provide necessary acquisition financing in connection with the Merger. Upon the consummation of the Merger, HGI Funding and its affiliates will use their reasonable best efforts to work with the Company’s lenders to extend the maturity date of the Bridge Portion to equal the maturity date of the Company’s other indebtedness under its existing credit agreement.

It is our view that the proposed transaction would result in a better capitalized Company with improved liquidity and clear strategic objectives and guidance. We are excited about the proposed transaction and the opportunity it would provide for us to partner with management to focus on the long-term growth of this storied brand.

Our obligation to consummate the proposed transaction would be subject to (i) receipt of requisite shareholder approval, and less than 5% of FOH’s common shares seeking appraisal rights, under New York law and (ii) no material adverse change with respect to the business, condition or results of operations of the Company prior to closing. We anticipate that the proposed transaction would be subject to minimal additional closing conditions.

We recognize that a committee of non-interested directors may need to separately review this proposal under such process as they determine to be appropriate. However, we hope that you and your Board share our enthusiasm for a transaction on the terms summarized above. We are prepared to move quickly on the Merger and the upsize of the Company’s current credit facility, and we are available to meet with FOH, its Board (or a committee thereof) and its advisors immediately to discuss our proposal and to commence our confirmatory due diligence.

This letter is solely a non-binding indication of interest and does not constitute an offer capable of acceptance or commitment on the part of the Consortium Members or its affiliates to enter into a definitive agreement or consummate a transaction at any future time. Any obligation of the Consortium Members or their affiliates with respect to a potential transaction will be only as set forth in a definitive merger agreement executed by the Consortium Members or their affiliates with the requisite corporate approvals and authorizations.

Please contact the undersigned at your earliest convenience to discuss our proposal.

Sincerely,

HGI FUNDING, LLC

By:	/s/ Thomas A. Williams
Name: Thomas A. Williams
Executive Vice President, Chief Financial Officer

TTG APPAREL, LLC

By:	/s/ Michael T. Tokarz
Michael T. Tokarz
Manager

TOKARZ INVESTMENTS, LLC

By:	/s/ Michael T. Tokarz
Michael T. Tokarz
Manager

FURSA ALTERNATIVE STRATEGIES LLC, ON BEHALF OF ITSELF AND CERTAIN FUNDS AND ACCOUNTS AFFILIATED WITH, OR MANAGED BY, IT OR ITS AFFILIATES

By:	/s/ William F. Harley
William F. Harley
Chief Investment Officer

ARSENAL GROUP, LLC

By:	/s/ William F. Harley
William F. Harley
Chief Investment Officer